

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Yi Zhou
Chief Executive Officer and Director
Aquaron Acquisition Corp.
515 Madison Avenue, 8th Floor
New York, NY 10022

Re: Aquaron Acquisition Corp.
     Form 10-K for the year ended December 31, 2022
     File No. 001-41470

Dear Yi Zhou:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction